DB

19010244



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-66089

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aurus Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N. 822 Florida A1A, Suite 310
(No. and Street)

Ponte Vedra Beach (City) Florida (State) 32082 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Augustus 904-473-4940
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200 (Address) Walnut Creek (City) CA (State) 94596 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Richard J Augustus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aurus Advisors, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Colley B. Court
My Commission Expires
April 14, 2021
Commission No. GG 74637

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Aurus Advisors, Inc.

## December 31, 2018

## Table of Contents


| | |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Statement of Financial Condition | 2 |
| Statement of Income | 3 |
| Statement of Changes in Stockholders' Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to the Financial Statements | 6 |
| Supplemental Information | |
| Schedule I: | 13 |
| Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | |
| Reconciliation with Company's Net Capital Computation | |
| Schedule II: | 14 |
| Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | |
| Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | |
| Review report of Independent Registered Public Accounting Firm | 15 |
| SEA 15c3-3 Exemption Report | 16 |

*ERNST WINTTER & ASSOCIATES LLP* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors of
Aurus Advisors, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Aurus Advisors, Inc. (the "Company') as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

E Wintter + Associates LLP

We have served as the Company's auditor since 2004
Walnut Creek, California
March 11, 2019

# Aurus Advisors, Inc.

## Statement of Financial Condition

## December 31, 2018

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 279,650 |
| Accounts receivable | | 94,355 |
| **Total Assets** | $ | 374,005 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| **Liabilities** | | |
| Commissions payable | $ | 37,589 |
| Due to brokers | | 2,548 |
| Due to stockholder | | 5,108 |
| **Total Liabilities** | | 45,245 |
| **Stockholders' Equity** | | |
| Common stock (no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding) | | 79,025 |
| Retained earnings | | 249,735 |
| **Total Stockholders' Equity** | | 328,760 |
| **Total Liabilities and Stockholders' Equity** | $ | 374,005 |

See accompanying notes to the financial statements.

# Aurus Advisors, Inc.

## *Statement of Income*

## For the Year Ended December 31, 2018

| | | |
|---|---|---|
| **Revenue** | | |
| Broker fees | $ | 2,782,005 |
| Loss on warrants | | (3,996) |
| **Total Revenue** | | 2,778,009 |
| **Operating Expenses** | | |
| Compensation | | 1,302,298 |
| Commissions | | 1,100,801 |
| Professional fees | | 53,933 |
| Referral fees | | 30,000 |
| Occupancy expense | | 15,119 |
| Other operating expenses | | 124,251 |
| **Total Expenses** | | 2,626,402 |
| Income before income taxes | | 151,607 |
| Income taxes | | 800 |
| **Net income** | $ | 150,807 |

See accompanying notes to the financial statements.

## Aurus Advisors, Inc.

### Statement of Changes in Stockholders' Equity

### For the Year Ended December 31, 2018

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| January 1, 2018 | $ 79,025 | $ 98,928 | $ 177,953 |
| Net income | | 150,807 | 150,807 |
| **December 31, 2018** | $ 79,025 | $ 249,735 | $ 328,760 |

See accompanying notes to the financial statements.

# Aurus Advisors, Inc.

## Statement of Cash Flows

## For the Year Ended December 31, 2018

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net income | $ 150,807 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Loss on warrants | 3,996 |
| (Increase) decrease in: | |
| Accounts receivable | 156,074 |
| Prepaid expenses | 4,645 |
| Increase (decrease) in: | |
| Commissions payable | (64,174) |
| Accrued expenses | (10,961) |
| Due to stockholder | 3,634 |
| **Net Cash Provided by Operating Activities** | 244,021 |
| **Net Change in Cash** | 244,021 |
| Cash at beginning of year | 35,629 |
| **Cash at End of Year** | $ 279,650 |

See accompanying notes to the financial statements.

# Aurus Advisors, Inc.

## Notes to the Financial Statements

## December 31, 2018

### 1. Organization

Aurus Advisors, Inc. (the "Company") was originally formed as a California corporation and provides investment banking and advisory services to corporations, institutional fund managers and hedge funds. On February 9, 2004, the Company registered as a securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and was granted a broker-dealer certificate by the California Department of Corporations. In November 2015, the Company reorganized in Florida and, going forward, will continue to operate as a Florida corporation.

### 2. Significant Accounting Policies

**Cash and Cash Equivalents**
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There are no cash equivalents at December 31, 2018.

**Accounts Receivable**
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

**Use of Estimates**
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

**Fair Value of Financial Instruments**
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

**Income Taxes**
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations. The Company is no longer subject to state income tax examinations by tax authorities for years before 2014.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at December 31, 2018.

## 3. New Accounting Pronouncements

### Recently Issued Accounting Guidance

ASU 2016-02 *Leases (Topic 842)* ("ASU 2016-02")
In February 2016, the FASB issued ASU 2016-02 which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2019 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements.

ASU 2016-13 Financial Instruments – Credit Losses (Topic 326) ("ASU 2016-13")
In June 2016, the FASB issued ASU 2016-13 which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

### Recently Adopted Accounting Guidance

ASU 2014-09 *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09")
Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts with customers and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 using the full retrospective approach with the cumulative effect of initial application recognized as an adjustment to beginning retained earnings. Management has determined that there was no beginning balance cumulative effect adjustment to retained earnings and no material impact on the Company's financial statements for the year ended December 31, 2018.

See Note 5 for detail on how the new revenue standard primarily impacts revenue recognition and presentation accounting policies.

### 4. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

**Determination of Fair Value**
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

***Warrants and Warrants Receivable***
Determining the appropriate fair value and calculating the fair value of warrants requires the use of highly subjective and complex assumptions. The Company uses the Black-Sholes option pricing model to calculate the fair value of the warrants at the time of the transaction or valuation date. The method requires the use of judgment in estimating stock price volatility, expected dividends, expected life, and the risk-free interest rate. The Company's estimate of volatility was based on similar small cap companies benchmark index, and the risk-free interest rate is based on the U.S. Treasury 3-year constant maturity rate at the time the warrants were earned. As shown below, all warrants held by the Company expired on December 30, 2018.

**Changes in Assets Classified in Level 3 for 2018:**

| **Warrants and Warrants Receivable** | **Amount** |
|---|---|
| Balance at January 1, 2018 | $ 3,996 |
| Expiration of warrants | ( 3,996) |
| Balance at December 31, 2018 | $ - |

### 5. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amounts are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

**Broker Fees**

The Company is an introducing broker of large institutional clients to large banks. Specifically, the Company introduces hedge fund managers, mutual fund companies, and other sophisticated institutional investors that wish to borrow money or access other related financing services from a bank. The Company does not earn fees for making introductions but from broker fees based on a percentage of the profit earned by the bank if one of these banks lends money or provides other financing related services to an introduced client. The Company's fee is variable as it is calculated by applying a predetermined rate to the actual daily balance financed by the bank. These variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. As the uncertainty of these variable amounts is dependent on factors outside of the Company's control including changes in interest rates, bank lending policies, and general market conditions, the Company does not believe that it can overcome this constraint until the market value of the loan and the investor activities are known, which is usually monthly. Broker fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

**Information on Remaining Performance Obligations and Revenue Recognized from Past Performance**

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. Broker fees that are contingent upon completion of specific milestones are not included in the transaction price on December 31, 2018 as it is probable that a significant reversal of revenue will occur.

## 5. Revenues from Contracts with Customers (continued)

**Disaggregation of Revenue**

The following table presents the Company's revenues separated between revenues from contracts with customers by business activity and other sources of revenues for the year ended December 31, 2018:

| | |
|---|---|
| Revenue from contracts with customers: | |
| Broker fees | $ 2,752,005 |
| Total revenue from contracts with customers | $ 2,752,005 |
| Other sources of revenue: | |
| Realized loss on expiration of warrants | ( 3,996) |
| Total revenue | $ 2,748,009 |

**Contract Balances**

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $250,429 and $94,355 as of January 1, 2018 and December 31, 2018 respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Due to the nature of the Company's business, there is no deferred revenue as of January 1, 2018 or as of December 31, 2018.

**Contract Costs**

Direct incremental costs to obtain or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2018.

All non-reimbursable broker fee related expenses are expensed as incurred and recognized within their respective expense category on the Statement of Income.

## 6. Lease Obligation

On April 29, 2017, the Company entered into an operating lease for an automobile. The lease term is 3 years and ends on April 29, 2020. Future minimum lease payments under the lease are:

| Year | Amount |
|---|---|
| 2019 | $ 11,642 |
| 2020 | 2,911 |
| Total | $ 14,553 |

## 7. Risk Concentrations

At various times during the year, the Company's cash balances have exceeded FDIC insured limits.

Due to the nature of the Company's advisory services business, 100% of the Company's revenue during the year was generated from two customers. At December 31, 2018, 70% of the receivable of $94,355 was related to one customer.

## 8. Related Party Transactions

The Company pays $500 per month in rent to a stockholder. During 2018, the stockholder incurred expenses that were reimbursed by the Company. At December 31, 2018, the Company owed the stockholder $5,108 related to unreimbursed expenses incurred during the year.

## 9. Retirement Plan

The Company sponsors a 401(k) profit sharing plan. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer may elect to make discretionary contributions to the plan. At December 31, 2018, the Company did not make any discretionary contributions for the year.

## 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- 1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $271,995 which exceeded the requirement by $266,995.

## 11. Subsequent Events

The Company has evaluated subsequent events through March 11, 2019, the date which the financial statements were issued.

# SUPPLEMENTAL INFORMATION

## Aurus Advisors, Inc.
**Schedule I**

### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

### As of December 31, 2018

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholders' equity | $ | 328,760 |
| Less: Non-allowable assets | | |
| Accounts receivable | | 56,765 |
| Total non-allowable assets | | 56,765 |
| **Net Capital** | | 271,995 |
| Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $45,245 or $5,000, whichever is greater | | 5,000 |
| **Excess Net Capital** | $ | 266,995 |

### Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2018)

There were no material differences noted in the Company's net capital computation at December 31, 2018

See accompanying notes to the financial statements.

# Aurus Advisors, Inc.
**Schedule II**

## Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

**For the Year Ended December 31, 2018**

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

## Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

**For the Year Ended December 31, 2018**

*An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).*

***ERNST WINTTER & ASSOCIATES LLP*** ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

## Review Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Aurus Advisors, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Aurus Advisors, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates LLP

Walnut Creek, California
March 11, 2019

**AURUS ADVISORS, INC.**
156 RETREAT PLACE
PONTE VEDRA BEACH, FLORIDA 32082
TELEPHONE 650-401-5700 FACIMILE 801-838-3837

February 22, 2019

**Aurus Advisors, Inc. Exemption Report**

Aurus Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission ( 17 C.F.R. §240.17a-5 , "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2) (i)

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) for the year ended December 31, 2018 without exception.

Aurus Advisors, Inc.

I, Richard Augustus, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By:

Richard J. Augustus
President